Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 11
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Change in Certifying Accountant

On December 7, 2005, Vitale, Caturano & Company Ltd. resigned as our independent registered public accounting firm.  The reports of Vitale, Caturano & Company Ltd. on our consolidated financial statements for the fiscal years ended December 31, 2003 and December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, as disclosed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, Vitale, Caturano & Company Ltd. advised us in connection with the completion of their audit for the fiscal year ended December 31, 2004 that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness. These matters and our response to these matters are described in “Item 8A. Controls and Procedures” in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.  These matters are also addressed in the section of the Prospectus entitled “Risk Factors.”

During the fiscal years ended December 31, 2003 and 2004, and during the interim period ended December 7, 2005, there were no disagreements with Vitale, Caturano & Company Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to the satisfaction of Vitale, Caturano & Company Ltd., would have caused it to make reference thereto in its reports regarding our consolidated financial statements for such years.

On December 7, 2005, we engaged PKF, Certified Public Accountants, A Professional Corporation, as our independent registered public accounting firm.  During the fiscal years ended December 31, 2003 and December 31, 2004 and the subsequent interim period through December 7, 2005, we did not consult with PKF, Certified Public Accountants, A Professional Corporation, regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our consolidated financial statements, or any matter that was the subject of a disagreement with Vitale, Caturano & Company Ltd. or a reportable event as defined in applicable SEC rules.

Vitale, Caturano & Company Ltd. has furnished us with a letter addressed to the Securities and Exchange Commission stating that it agrees with the above statements.  A copy of such letter, dated December 12, 2005, has been included as an exhibit to our current report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2005